

**Nopalera, Inc.** (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2023 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Nopalera, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Emphasis of Matter Regarding Going Concern**
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
April 8, 2024

*Vincenzo Mongio*

# Statement of Financial Position

| | As of December 31, | |
| --- | --- | --- |
| | **2023** | **2022** |
| ASSETS | | |
| Current Assets | | |
| Cash and Cash Equivalents | 478,476 | 1,966,714 |
| Accounts Receivable | 14,236 | 8,142 |
| Prepaid Expenses | 14,051 | 500 |
| Inventory, net of Reserve | 666,881 | 226,625 |
| Total Current Assets | 1,173,644 | 2,201,982 |
| Non-current Assets | | |
| Equipment, net of Accumulated Depreciation | 36,236 | 23,012 |
| Total Non-Current Assets | 36,236 | 23,012 |
| TOTAL ASSETS | 1,209,881 | 2,224,994 |
| | | |
| LIABILITIES AND EQUITY | | |
| Liabilities | | |
| Current Liabilities | | |
| Accounts Payable | 172,028 | 117,242 |
| Revenue-based Financing | 124,545 | 10,351 |
| Note Payable | 40,000 | - |
| Payroll Liabilities | 4,172 | 1,164 |
| Sales Tax Liabilities | 22,082 | 10,144 |
| Accrued Expenses | 19,096 | 260 |
| Other Liabilities | - | 526 |
| Total Current Liabilities | 381,923 | 139,686 |
| Long-term Liabilities | | |
| Note Payable | 30,000 | - |
| Total Long-Term Liabilities | 30,000 | - |
| TOTAL LIABILITIES | 411,923 | 139,686 |
| EQUITY | | |
| Common Stock | 6 | 4 |
| Preferred Stock | 28 | 25 |
| Additional Paid in Capital | 2,786,178 | 2,536,184 |
| Additional Paid in Capital - Stock Options | 24,258 | - |
| Offering Costs | (111,890) | (94,273) |
| Accumulated Deficit | (1,900,623) | (356,632) |
| Total Equity | 797,958 | 2,085,307 |
| TOTAL LIABILITIES AND EQUITY | 1,209,881 | 2,224,994 |

## Statement of Operations

| | Year Ended December 31, | |
| --- | --- | --- |
| | **2023** | **2022** |
| Revenue | 1,782,537 | 623,604 |
| Cost of Revenue | 725,655 | 255,068 |
| Gross Profit | 1,056,883 | 368,536 |
| Operating Expenses | | |
| Advertising and Marketing | 739,138 | 156,502 |
| General and Administrative | 1,567,492 | 535,354 |
| Research and Development | 108,105 | - |
| Legal and Professional | 143,106 | 56,701 |
| Rent | 36,058 | 467 |
| Rent - Related Party | 19,960 | 29,940 |
| Depreciation | 7,973 | 348 |
| Total Operating Expenses | 2,621,831 | 779,312 |
| Operating Income (loss) | (1,564,949) | (410,776) |
| Other Income | | |
| Interest Income | 33,038 | - |
| Grant Income | 21,500 | 25,000 |
| Other | 11,255 | 13,260 |
| Total Other Income | 65,793 | 38,260 |
| Other Expense | | |
| Interest Expense | 3,702 | 14,738 |
| Loss on Sale of Revenue | 37,605 | - |
| Other | 3,529 | 968 |
| Total Other Expense | 44,836 | 15,706 |
| Earnings Before Income Taxes | (1,543,991) | (388,222) |
| Provision for Income Tax Expense/(Benefit) | | |
| Net Income (loss) | (1,543,991) | (388,222) |

**Statement of Cash Flows**

| | Year Ended December 31, | |
| --- | --- | --- |
| | **2023** | **2022** |
| OPERATING ACTIVITIES | | |
| Net Income (Loss) | (1,543,991) | (388,222) |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | |
| Depreciation | 7,973 | 348 |
| Equity-based compensation | 24,258 | - |
| Changes in operating assets and liabilities: | | |
| Accounts Payable and Accrued Expenses | 73,623 | 97,491 |
| Accounts Receivable | (6,094) | (3,725) |
| Inventory | (440,256) | (163,002) |
| Prepaid Expenses | (13,551) | 14,810 |
| Payroll Liabilities | 3,008 | 887 |
| Sales Tax Liabilities | 11,938 | 9,625 |
| Other | (526) | (725) |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations: | (339,626) | (44,292) |
| Net Cash provided by (used in) Operating Activities | (1,883,617) | (432,514) |
| INVESTING ACTIVITIES | | |
| Equipment | (21,198) | (23,359) |
| Net Cash provided by (used by) Investing Activities | (21,198) | (23,359) |
| FINANCING ACTIVITIES | | |
| Issuance of Stock, net of Offering Costs | 232,383 | 2,399,404 |
| Proceeds from Revenue-based Financing | 114,194 | - |
| Payments on Revenue-based Financing | - | (11,096) |
| Proceeds from Notes | 70,000 | - |
| Net Cash provided by (used in) Financing Activities | 416,577 | 2,388,309 |
| Cash at the beginning of period | 1,966,714 | 34,279 |
| Net Cash increase (decrease) for period | (1,488,238) | 1,932,435 |
| Cash at end of period | 478,476 | 1,966,714 |

**Statement of Changes in Shareholder Equity**

| | Common Stock | | Preferred Stock | | | | |
|---|---|---|---|---|---|---|---|
| | # of Shares | $ Amount | # of Shares | $ Amount | APIC | Accumulated Deficit | Total Shareholder Equity |
| Beginning Balance at 2/3/2022 (Inception) | - | - | - | - | (7,465) | 31,589 | 24,125 |
| Issuance of Common Stock | 6,000,000 | - | - | - | - | - | - |
| Issuance of Preferred Stock | - | - | 2,522,467 | 25 | 2,426,775 | - | 2,426,801 |
| Equity-based Compensation Expense - Restricted Stock | 300,000 | 3 | - | - | 41,997 | - | 42,000 |
| Conversion of Debt | 75,000 | 1 | - | - | 74,876 | - | 74,877 |
| Offering Costs | - | - | - | - | (94,273) | - | (94,273) |
| Net Income (Loss) | - | - | - | - | - | (388,222) | (388,222) |
| Ending Balance 12/31/2022 | 6,375,000 | 4 | 2,522,467 | 25 | 2,441,911 | (356,632) | 2,085,307 |
| Issuance of Stock | 257,232 | 3 | 259,832 | 3 | 249,995 | - | 250,000 |
| Equity-based Compensation Expense- Stock Options | - | - | - | - | 24,258 | - | 24,258 |
| Offering Costs | - | - | - | - | (17,617) | - | (17,617) |
| Net Income (Loss) | - | - | - | - | - | (1,543,991) | (1,543,991) |
| Ending Balance 12/31/2023 | 6,632,232 | 6 | 2,782,299 | 28 | 2,698,547 | (1,900,623) | 797,958 |

**Nopalera, Inc.**
**Notes to the Unaudited Financial Statements**
**December 31st, 2023**
**$USD**

## NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Nopalera, Inc. ("the Company") was in Delaware on February 3rd, 2022. The Company produces bath and body products made with Mexican Nopal cactus. It has been omni-channel since its launch and can be found at Nordstrom, Credo, Free People, and over 400 boutiques in the USA. All products are manufactured in the USA from globally sourced ingredients. The Company is headquartered in NYC.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities; however, it had a predecessor entity under the name of Nopalera LLC ("the LLC"), a New York Limited Liability Company formed on December 30th, 2019. In March 2022, the LLC merged with the Company whereby the LLC's separate corporate existence ceased in exchange for its founder and sole member receiving 6,000,0000 shares of the Company's Common Stock. Furthermore, the founder assigned all inventions, trade secrets, brand names, and any assets of the LLC to the Company.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

In 2023, the majority of the Company's cash was held within a U.S. Government Money Market Fund. Such funds are not insured or guaranteed by the Federal Deposit Insurance Corporation, resulting in a total uninsured cash balance of $366,323 as of December 31, 2023.

In 2022, the Company's cash was held within several financial institutions with the standard deposit insurance coverage limit of $250,000. The majority of this cash was held within one single institution, resulting in a total uninsured cash balance of $1,667,182 as of December 31, 2022. This particular account's cash balance was within the coverage limit as of December 31, 2022.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below:

| Property Type | Useful Life in Years | Cost | Accumulated Depreciation | Disposals | Book Value as of 12/31/23 |
|---|---|---|---|---|---|
| Equipment | 5 | 44,557 | (8,321) | - | 36,236 |
| **Grand Total** | **-** | **44,557** | **(8,321)** | **-** | **36,236** |

Inventory

The Company's inventory consists of finished goods, raw materials, prepaid inventory, capitalized inbound freight charges, and an inventory reserve to account for potential losses. Inventory is valued at cost on the "first-in, first-out" (FIFO) basis. A summary of the Company's inventory is provided below:

| Inventory Type | 2023 | 2022 |
|---|---|---|
| Finished Goods | 451,983 | 199,427 |
| Raw Materials | 114,962 | 45,677 |
| Prepaid Inventory | 84,038 | 2,865 |
| Inbound Freight | 23,299 | - |
| Inventory Reserve | (7,401) | (21,343) |
| Grand Total | 666,881 | 226,625 |

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In October 2022, the Company adopted its Nopalera Inc. 2022 Equity Incentive Plan ("the Plan") for the purposes of attracting and retaining key personnel. A total of 1,301,755 shares of Common Stock have been allocated towards this Plan to be awarded as Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Units, and other Stock Awards ("the Awards"). As of October 2022, the Company's management has determined that the fair market value of its Common Stock pursuant to these Awards shall be $0.14 per share based on an independent valuation report. In October 2022, the Company granted a total of 300,000 shares of Restricted Stock to various employees that vested immediately on the grant date, resulting in a corresponding equity-based compensation expense of $42,000 as of December 31, 2022.

Furthermore, in February 2023, the Company granted a total of 277,238 Stock Options that vest in accordance with the following schedule: 25% on the one-year anniversary of the grant date, followed by 36-equal monthly installments until fully vested. All Stock Options have begun vesting retroactively with vesting commencement dates in either November or December 2020, resulting in a corresponding equity-based compensation expense of $24,258 as of December 31, 2023.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's Common Stock issued and outstanding:

| | Total Options | Weighted Average Exercise Price | | Weighted Average Intrinsic Value | |
|---|---|---|---|---|---|
| Total options outstanding, January 1, 2022 | | $ | - | $ | - |
| Granted | | $ | - | $ | - |
| Exercised | | $ | - | $ | - |
| Expired/cancelled | - | | | | |
| Total options outstanding, December 31, 2022 | - | $ | - | $ | - |
| Granted | 277,238 | $ | 0.14 | $ | - |
| Exercised | - | $ | - | $ | - |
| Expired/cancelled | - | | | | |
| Total options outstanding, December 31, 2023 | 277,238 | $ | 0.14 | $ | - |
| | | | | | |
| Options exercisable, December 31, 2023 | 173,274 | $ | 0.14 | $ | - |

| | Nonvested Options | Weighted Average Fair Value | |
|---|---|---|---|
| Nonvested options, January 1, 2022 | | | |
| Granted | - | $ | - |
| Vested | - | $ | - |
| Forfeited | - | $ | - |
| Nonvested options, December 31, 2022 | - | $ | - |
| Granted | 277,238 | $ | 0.14 |
| Vested | (173,274) | $ | 0.14 |
| Forfeited | - | $ | - |
| Nonvested options, December 31, 2023 | 103,964 | $ | 0.14 |

The following is an analysis of shares of the Company's Common Stock issued as compensation:

| | Nonvested Shares | Weighted Average Fair Value | |
|---|---|---|---|
| Nonvested shares, January 1, 2022 | - | $ | - |
| Granted | 300,000 | $ | 0.14 |
| Vested | (300,000) | $ | 0.14 |
| Forfeited | - | $ | - |
| Nonvested shares, December 31, 2022 | - | $ | - |
| Granted | - | $ | - |
| Vested | - | $ | - |
| Forfeited | - | $ | - |
| Nonvested shares, December 31, 2023 | - | $ | - |

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States, California, New York, and New Jersey. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

The Company has not filed its tax returns for 2023 as of the date of these financials and is in the process of doing so.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Please see "Note 4" below regarding residential lease payments made on the founder's behalf.

## NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Throughout 2023 and 2022, the Company paid for its founder's monthly rent expense in the total respective amounts of $19,960 and $29,940, for it is being utilized as the founder's office to manage the Company's operating activities. The Company is not party to this residential lease agreement, nor is it obligated to make any future lease payments, resulting in no future commitments or guarantees.

In 2023, the Company utilized a pop-up store incurring total rent payments of $32,400. The Company is not party to any long-term lease agreement in relation to this pop-up store, resulting in no future minimum lease payments or obligations.

## NOTE 5 – LIABILITIES AND DEBT

*Revenue-based Financing* – In 2023 and 2022, the Company entered into multiple working capital loan agreements for a total principal balance of $489,655 containing total fixed fees of $37,605 classified as a Loss on Sale of Revenue on the Statement of Operations. These loan agreements carry either a remittance rate of 14.00% applied towards all future sales receivables, fixed biweekly payments of $3,333, or fixed weekly payments of $13,219 until their respective principal balances are repaid with expected maturity dates within one year. These loans are secured by the Company's receivables, and one of these loans in the principal balance of $264,375 was fully repaid in November 2023, resulting in a total ending principal balance of $124,545 and $10,351 as of December 31, 2023 and 2022, respectively.

*Notes Payable:*

In December 2021, the Company entered into an unsecured loan agreement for $50,000 with an interest rate of 6.50% and maturity within 18 months. In January 2022, this loan had an outstanding principal balance of $47,222 and was amended to include an additional advance of $50,000. The new principal balance of $97,222 carried an interest rate of 10.00% and maturity within 18 months. In June 2022, its principal balance of $74,877 was converted into 75,000 shares of Common Stock, resulting in an ending balance of $0 as of December 31, 2022.

In October 2023, the Company entered into an unsecured loan agreement for $40,000 with an interest rate of 9.00% that shall not accrue unless there is an event of default. This loan will mature within 12 months and requires payments of principal and interest to begin in January 2024, resulting in an ending principal balance of $40,000 as of December 31, 2023.

In October 2023, the Company entered into an unsecured loan agreement for $30,000 with an interest rate of 5.00% that shall not accrue interest unless there is an event of default. This loan will mature within 12 months and requires payments of principal and interest to begin in April 2024, resulting in an ending principal balance of $30,000 as of December 31, 2023.

In October 2023, an investor advanced $250,000 during an equity financing event in the form of a promissory note carrying an interest rate of 3.40% and maturity upon demand of the holder. The economic substance of this promissory note was more of an advance on the holder's equity investment, resulting in the Company's immediate conversion of this note's principal balance upon receipt of funds, along with the holder's additional capital contribution of $1,750,000 into a total of 2,078,656 shares of Preferred Stock.

*Debt Summary*

| Debt Instrument Name | Principal Amount | Interest Rate | Maturity Date | For the Year Ended December 2023 | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | | | Current Portion | Non-Current Portion | Total Indebtedness | Accrued Interest |
| Notes Payable | 70,000 | 5.00% - 9.00% | 2024 - 2025 | 40,000 | 30,000 | 70,000 | - |
| Revenue-based Financing | 124,545 | N/A | 2024 | 124,545 | - | 124,545 | - |
| **Total** | | | | **164,545** | **30,000** | **194,545** | **-** |

**Debt Principal Maturities 5 Years Subsequent to 2023**

| Year | Amount |
| --- | --- |
| 2024 | 164,545 |
| 2025 | 30,000 |
| 2026 | - |
| 2027 | - |
| 2028 | - |
| Thereafter | - |

**NOTE 6 – EQUITY**

Upon incorporation, the Company initially authorized 10,000,000 shares of Common Stock with a par value of $0.00001 per share. Following subsequent amendments in August 2022 and October 2022, the Company increased the number of authorized shares of Common Stock to 11,000,000 with the same par value of $0.00001 per share. A total of 6,632,232 and 6,375,000 shares were issued and outstanding as of December 31, 2023 and 2022, respectively.

**Voting:** Holders of Common Stock are entitled to one vote per share.

**Dividends:** Holders of Common Stock are entitled to receive dividends when and if declared by the Board of Directors, and are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock as set forth in the Company's Amended and Restated Certificate of Incorporation ("the Charter").

Of the 6M shares issued to the Company's founder, 3M are subject to a Repurchase Option that shall vest in 36 equal monthly installments until fully vested. As of December 31, 2023 and 2022, a total of 1,250,000 and 250,000 shares have vested, respectively, and were no longer subject to the Company's Repurchase Option.

Please see "Equity Based Compensation" note regarding the granting of Stock Options and Restricted Stock.

Following the Company's second amendment to its Articles of Incorporation in October 2022, the Company authorized 2,834,265 shares of Preferred Stock with a par value of $0.00001 per share. A total of 2,782,299 and 2,552,467 shares were issued and outstanding as of December 31, 2023 and 2022, respectively.

**Voting:** Holders of Preferred Stock have 1 vote for every shares of Common Stock they could own if converted. At any time when at least 1,000,000 shares of Preferred Stock are outstanding, the holders of record of the shares of Preferred Stock shall be entitled to elect one director of the Company. At any time when at least 1,000,000 shares of Preferred Stock are outstanding, the vote of the holders of the majority of Preferred Stock is required to (i) liquidate, dissolve or wind-up the business and affairs of the Company, effect any merger or consolidation or any other Deemed Liquidation Event (as defined in the Charter), (ii) amend, alter or repeal any provision of the Charter, (iii) create, authorize or issue any class of stock ranking senior to the Preferred Stock, (iv) increase or decrease the authorized number of shares of Common Stock or Preferred Stock, (v) purchase or redeem or pay or declare any dividend or make any distribution on, any shares of capital stock of the Company other than as authorized in the Charter, (vi) increase or decrease the number of directors, (vii) create or amend any equity incentive plan, (viii) encumber in any way the technology and intellectual property of the Company other than in the ordinary course of business, (ix) create, or hold capital stock in, any subsidiary that is not wholly owned by the Company or permit similar transactions with respect to a subsidiary, or (x) permit actions by a subsidiary that would require approval of the holders of Preferred Stock if taken by the Company.

**Dividends:** The holders of Preferred Stock are entitled to receive dividends when and if declared by the Board of Directors (i) at the rate of 8.00% of the applicable Original Issue Price ($0.96216) for each share of Preferred Stock, prior and in preference to any declaration or payment of any other dividend (other than dividends on shares of Common Stock payable in shares of Common Stock) and (ii) which dividends shall not be cumulative. As of December 31, 2023, no dividends had been declared.

**Redemption:** Other than in connection with a Deemed Liquidation Event, the Preferred Stock of the Company is not redeemable at the option of the holder or the Company.

**Conversion:** Holders of Preferred Stock have the right to convert shares into Common Stock at the discretion of the shareholder or automatically in change of control events. The amount of Common Stock issuable after conversion of Preferred Stock shall be determined by dividing the applicable Original Issue Price ($0.96216 per share) by the applicable Conversion Price ($0.96216) in effect at the time of conversion. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

**Liquidation Preference:** In the event of any liquidation, dissolution or winding up of the Company, the holders of Preferred Stock are entitled to receive prior to, and in preference to, any distribution to the holders of Common Stock.

Please see "Note 5" regarding the conversion of a promissory note.

## NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 8, 2024, the date these financial statements were available to be issued.

In March 2024, the Company entered into two SAFE agreements (Simple Agreements for Future Equity) with third parties for a total principal balance of $256,006. The SAFE agreements have no maturity date and bear no interest. Upon the occurrence of an equity financing event, the agreements provide the right of the investor to future equity in the form of the same series of Preferred Stock in an amount equal to the SAFE Purchase Price divided by either (i) the SAFE Purchase Price, or (ii) the price-per-share of Preferred Stock sold during the financing event multiplied by a Discount Rate of 90%, whichever calculation results in a greater number of shares. Alternatively, upon the occurrence of a liquidity event, the agreements provide the right of the investor to receive a portion of the proceeds equal to the greater of (i) the SAFE Purchase Price, or (ii) the amount payable on the number of shares of Common Stock equal to the SAFE Purchase Price divided by the price-per-share obtained by dividing the Valuation Cap of $15M by the then-issued and outstanding shares of the Company's Capital Stock subject to conversions and exclusions in accordance with the SAFE agreements.

In March 2024, a total of 50,407 Stock Options have been forfeited and returned to the Company's Stock Option Pool for future grants.

## NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, may continue to generate losses, and has experienced negative cash flows from operating activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.